38507 Cherry Street

Unit G

Newark, CA 94560

Tel: (510) 449-0100	Fax: (510) 449-0102

May 31, 2006

VIA FACSIMILE

202-772-9368

Attention: Gus Rodriguez

Re:	Peak International Limited

Forms 10-Q for the fiscal quarter ending December 31, 2005

File No. 0-29332

Dear Mr. Rodriguez:

On behalf of Peak International Limited (the “Registrant”), this letter serves to clarify our response to comments on the above-referenced Form 10-Q received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission) in its fax letter dated May 18, 2006. Set forth below are our responses to the Staff’s comments. The responses correspond to the specific heading and numbered comment in the fax letter from the Staff.

Form 10-Q for the period ended December 31, 2005

Note 14 – Assets to be Disposed of by Sale/Other Income

1.	We have reviewed your response to comment 2. You state that the gain of $2,189,000 is related to a sale of a subsidiary. Please tell us how you determined it is not appropriate to report the sale of this subsidiary as discontinued operations in accordance with paragraphs 41 through 44 of SFAS 144 or revise your presentation.

We remind you that paragraph 25 of FASB Concepts Statement No. 6 states that assets are probable future economic benefits obtained or controlled by an entity as a result of past transactions. In your response dated April 14, 2006 you state that approximately $1,282,000 of the proceeds is held in escrow as restricted cash to fund contingencies and will not be available for use over the period ending the first quarter of fiscal 2008. Given that it appears you lack control over this portion of the proceeds from the sale of a subsidiary, it is not clear how you determined it is appropriate to record this amount as an asset.

It appears that you will only receive the $1,282,000 of proceeds from the sale of a subsidiary if no contingencies arise in the period ending the first quarter of fiscal 2008.

Gus Rodriguez

United States Securities and

  Exchange Commission

May 30, 2006

Given the contingent nature of this amount, it is not clear how you determined it was appropriate to record the $1,282,000 as a gain during the quarter ended June 30, 2005. Refer to paragraph 17 of SFAS 5.

Please revise your financial statements for the nine months ending December 31, 2005 to exclude the $1,282,000 cash held in escrow from your determination of the gain on sale of a subsidiary as well as from restricted cash, or further explain how your accounting treatment of this amount is appropriate.

Response: We determined that it is inappropriate to report the sale of the subsidiary as discontinued operations because at the time of sale, the subsidiary was a property holding company that did not own any other property besides the incomplete industrial building and its associated land use rights in the PRC. Our original intention was to complete the building for eventual use in the manufacture of our products. We later determined that the building was in excess of our needs and elected to sell it. As we never used the building for our operations, there were no operations and no related operating cash flows in relation to paragraphs 41 and 42 of SFAS 144.

Although the escrow amount comprises restricted cash that is not available for our immediate use, we determined that it is appropriate to record the amount as an asset in accordance with paragraphs 25 and 26 of FASB Concepts Statement No. 6 because of these three essential characteristics:

a.	The amount embodies a probable future benefit that involves a capacity by itself to contribute directly to future net cash inflows, considering that it will eventually become cash available for our use.

b.	We expect to obtain full benefit of the cash and we control the access of others, including the purchaser of the subsidiary. We are not aware of any liabilities that will result in our forfeiture of, or the purchaser’s entitlement to, either the full or partial cash amount.

c.	The sale that gave rise to our right to the proceeds, which included the escrow amount and which represented only a portion of the total consideration, was completed on April 13, 2005. Full ownership of the subsidiary and its associated risks and rewards transferred to the purchaser on this date.

As the escrow amount represents a portion of the total consideration (which was entirely of cash), it is included as a gain on sale of subsidiary and therefore is not a gain contingency. Instead of paragraph 17 of SFAS 5 (which relates to gain contingencies), paragraph 4 of SFAS 5 (which provides examples of loss contingencies) is relevant because the amount covers contingencies pertaining to warranties that the seller is

Gus Rodriguez

United States Securities and

  Exchange Commission

May 30, 2006

commonly required to provide to the purchaser of a company. In this regard, we are not aware of any probable future event(s) that will require provision for loss contingency in accordance to paragraph 8 of SFAS 5. Moreover, the sale of the subsidiary was in substance a sale of real estate, with the subsidiary being a property holding company that did not own any other property besides the incomplete industrial building and its associated land use rights in the PRC. Therefore, with reference to paragraph 3 of SFAS 66, we determine that it is appropriate to recognize the profit in full because:

a.	The earnings process is complete, that is, we are not obliged to perform significant activities after the sale to earn the profit.

b.	The profit is determinable, that is, the collectibility of the sales price is reasonably assured. The purchaser has paid the entire sales price, a portion of which is represented by the escrow amount, which we are reasonably assured will eventually become cash available for our use.

c.	In accordance with the terms of the sale agreement, in April 2006 one half of the amount held in escrow and classified as restricted cash has already been released to the Company with the remaining balance due for release in April 2007

*****

I am happy to discuss any questions or comments that you may have regarding this letter. I can be reached at (852) 3193-6268, and my facsimile number is (852) 2417-2311.

Very truly yours,

/s/ John Supan

John Supan

Interim Chief Financial Officer

cc:	Dean Personne

Katie Fung

Michael Gisser, Esq.